7 DAYS GROUP HOLDINGS LIMITED

November 17, 2009

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

U.S.A.

Re:	7 Days Group Holdings Limited
Registration Statement on Form F-1
Securities and Exchange Commission Registration No. 333-162806

Ladies and Gentlemen,

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned registration statement be accelerated so that it shall become effective at 4:00 p.m. EST, on Thursday, November 19, 2009, or as soon thereafter as practicable.

We acknowledge that: (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, O’Melveny & Myers LLP.

The Company understands that J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

Very truly yours,

7 Days Group Holdings Limited

By:	/s/ Nanyan Zheng
Name: Nanyan Zheng
Title: Chief Executive Officer and Director